EXHIBIT A

APTERA MOTORS CORP. FINANCIAL STATEMENTS

As of December 31, 2023, and 2022 and for the Years then Ended

APTERA MOTORS CORP.

Index to Financial
Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Aptera Motors Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptera Motors Corp. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders' equity (deficit), and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon
San Diego, California
April 1, 2024
We have served as the Company's auditor since 2019.

APTERA MOTORS CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 16,967	$ 9,848
Restricted cash	-	927
Grant funds receivable	345	-
Merchant receivable	18	86
Prepaids and other	397	640
Current assets - discontinued operations	-	135
Total current assets	17,727	11,636
Deposits and other long-term assets	2,293	2,743
Property and equipment, net	14,670	11,411
Operating lease assets, net	2,901	11,765
Long-term assets - discontinued operations	-	2,364
Total assets	$ 37,591	$ 39,919
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 4,780	$ 2,312
Accrued liabilities	835	2,787
Unearned reservation fees	3,863	3,307
Current portion of lease liabilities and other current liabilities	915	1,640
Current liabilities - discontinued operations	-	192
Total current liabilities	10,393	10,238
Long-term lease liabilities, net	2,498	12,708
Other long-term liabilities	15	15
Total liabilities	12,906	22,961
Commitments and contingencies (Note 8)		
Stockholders' Equity		
Preferred stock, par value $0.0001; 31,304,495 authorized; 11,164,183 shares issued and outstanding (Note 10)	1	1
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 55,460,996 and 55,714,810 shares issued and outstanding as of December 31, 2023 and 2022, respectively	6	6
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 12,301,047 and 8,862,872 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1	1
Additional paid-in capital	263,310	200,163
Subscription receivables	(814)	-
Accumulated deficit	(237,819)	(183,213)
Total stockholders' equity	24,685	16,958
Total liabilities and stockholders' equity	$ 37,591	$ 39,919

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenues	$ -	$ -
Operating Expenses:		
General, selling, and administrative	33,008	20,845
Research and development	23,450	40,631
Total operating expenses	56,458	61,476
Operating loss	(56,458)	(61,476)
Other income	2,087	104
Change in fair value of SAFE liability	-	(20,356)
Loss before discontinued operations	(54,371)	(81,728)
Loss from discontinued operations, net of tax (Note 3)	(235)	(548)
Net loss attributable to Aptera common shareholders	$ (54,606)	$ (82,276)
Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$ (0.82)	$ (1.30)
Discontinued operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$ (0.00)	$ (0.01)
Weighted average shares outstanding of Class A and B common stock - basic and diluted	66,290,726	62,906,411

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share data)

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In	Subscriptions'	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
December 31, 2021	—	$ —	54,304,631	$ 5	5,298,157	$ 1	$ 40,404	$ (985)	$ (100,937)	$ (61,512)
Sale of common stock	—	—	1,159,092	1	3,116,400	—	38,943	985	—	39,929
Conversion of SAFEs	11,087,104	1	—	—	—	—	102,000	—	—	102,001
Sale of preferred stock	77,079	—	—	—	—	—	709	—	—	709
Stock issuance costs	—	—	—	—	—	—	(2,027)	—	—	(2,027)
Shares issued for services	—	—	—	—	448,315	—	5,981	—	—	5,981
Common stock issued to acquire Andromeda Interfaces, Inc.	—	—	251,087	—	—	—	2,310	—	—	2,310
Stock based compensation	—	—	—	—	—	—	11,843	—	—	11,843
Net loss	—	—	—	—	—	—	—	—	(82,276)	(82,276)
December 31, 2022	11,164,183	$ 1	55,714,810	$ 6	8,862,872	$ 1	$ 200,163	$ —	$ (183,213)	$ 16,958
Sale of common stock	—	—	—	—	3,230,147	—	33,917	(814)	—	33,103
Stock issuance costs	—	—	—	—	—	—	(1,767)	—	—	(1,767)
Shares issued for services	—	—	—	—	208,028	—	2,899	—	—	2,899
Sale of Andromeda Interfaces, Inc. subsidiary in exchange for Aptera common stock	—	—	(251,087)	—	—	—	(2,310)	—	—	(2,310)
Repurchase of shares	—	—	(2,727)	—	—	—	(29)	—	—	(29)
Stock based compensation	—	—	—	—	—	—	30,437	—	—	30,437
Net loss	—	—	—	—	—	—	—	—	(54,606)	(54,606)
December 31, 2023	11,164,183	$ 1	55,460,996	$ 6	12,301,047	$ 1	$ 263,310	$ (814)	$ (237,819)	$ 24,685

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Operating Activities From Continuing Operations		
Net loss from continuing operations	$ (54,371)	$ (81,728)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continued operations:		
Depreciation and amortization	449	252
Asset impairment	1,723	1,272
Gain on lease settlement	(431)	-
SAFEs issued for services	-	80
Change in fair value of SAFE liability	-	20,356
Stock based compensation	30,437	11,843
Common stock issued for services	2,899	5,981
Changes in operating assets and liabilities:		
Grant funds receivable	(345)	-
Merchant receivable	68	(67)
Prepaids	243	165
Deposits and other long-term assets	450	-
Accounts payable	2,468	905
Accrued expenses	(1,952)	2,237
Unearned reservation fees	556	2,064
Operating lease assets and liability, net	(1,640)	1,311
Other long-term liabilities	-	15
Net cash used in operating activities from continuing operations	(19,446)	(35,314)
Investing Activities from Continuing Operations		
Purchase of property and equipment	(5,431)	(11,305)
Net cash used in investing activities from continuing operations	(5,431)	(11,305)
Financing activities from Continuing Operations		
Payments on debt instruments	-	(60)
Proceeds from SAFE agreements	-	53
Proceeds from sale of series B preferred	-	709
Proceeds from sale of common stock	33,103	39,929
Repurchase of shares	(29)	-
Common stock issuance costs	(1,767)	(2,027)
Net cash provided by financing activities from continuing operations	31,307	38,604
Discontinued Operations		
Total used by operating activities	(238)	(545)
Total used by investing activities	-	-
Total used by financing activities	-	-
Decrease in cash from discontinued operations	(238)	(545)
Increase (decrease) in cash and cash equivalents	6,192	(8,560)
Cash, cash equivalents and restricted cash, beginning of year	10,775	19,335
Cash and cash equivalents, end of year	$ 16,967	$ 10,775
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non-cash investing and financing activities:		
Subscriptions' receivable	$ 814	$ -
Common stock issued to acquire Andromeda Interfaces, Inc.	$ -	$ 2,310
Sale of Andromeda Interfaces, Inc. subsidiary in exchange for Aptera common stock	(2,310)	-
Conversion of SAFEs into preferred stock	$ -	$ 102,001
Issuance of contractor SAFEs	$ -	$ 80

See accompanying notes to the consolidated financial statements

NOTE 1—ORGANIZATION AND BUSINESS

The Company is developing a solar electric vehicle focused on efficiency. In 2023 we built out our supplier network, progressed production tooling and equipment, and worked to reduce the total capital required for volume production. We intend to enter into high-volume production of this vehicle in 2025, subject to many variables.

Aptera Motors Corp. ("Aptera" the "Company," "we," "us" or "our" and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 ("Inception") in the State of Delaware. On April 1, 2022, the Company entered into a Plan of Merger with Andromeda Interfaces, Inc., a California corporation ("AI"). Upon completion of the AI Plan of Meger, AI became a wholly-owned subsidiary of the Company. In April 2023, we sold AI back to the original founders (Note 3). In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business is highly sensitive to domestic and global economic and business conditions as well as local, state, and federal government policy decisions. Several factors beyond our control could cause material fluctuations in our business and financial condition. In addition, we require a significant amount of capital to fund vehicle manufacturing, have a limited operating history and operate with small management and development teams that contain key employees. We also face significant barriers to market entry and competing technologies. At times, we have experienced constraints and volatility in our supply chain that resulted in increased costs to us. Furthermore, regulatory conditions are inherently uncertain, volatility in demand, and inflation of production and shipping costs. These conditions could affect the volatility of our business, our financial condition and our results of operations.

Going Concern and Management's Plans

We have incurred losses from operations since inception and therefore require financing from external sources to continue as a going concern. We will incur significant costs to design, develop and manufacture our vehicles before we are able to generate revenue and therefore expect to continue to incur losses from operations for the foreseeable future. This raises substantial doubt about our ability to continue as a going concern. During the next 12 months, we plan to fund our operations with our current cash balance, sales of common stock through our Regulation A common offering and additional debt or equity financing as necessary. There are no assurances that we will be able to raise capital on terms acceptable to us. If we are unable to obtain enough additional capital, we may be required to reduce the scope of our development plans, which could harm our business, financial condition and operating results. The potential impact of these uncertainties are not reflected in the accompanying financial statements.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Discontinued Operations

In February 2023, we determined that our infotainment display business AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, the assets, liabilities, results of operations and cash flows of AI have been reported as discontinued operations for all periods presented. Unless otherwise indicated, amounts and activity in this Annual Report are presented on a continuing operations basis. See Note 3, "Discontinued Operations," in the Notes to Consolidated Financial Statements for further information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. We use historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023, and 2022.

As of December 31, 2023, and 2022, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable and unearned reservation fees approximated their fair values.

The following are the classes of assets and liabilities measured at fair value:

	Fair Value Hierarchy as of December 31, 2023			
Description	Level 1	Level 2	Level 3	Total
Assets:				
Money market fund	$ 15,402	$ -	$ -	$ 15,402
Total Assets	$ 15,402	$ -	$ -	$ 15,402

	Fair Value Hierarchy as of December 31, 2022			
Description	Level 1	Level 2	Level 3	Total
Assets:				
Money market fund	$ 7,214	$ -	$ -	$ 7,214
Total Assets	$ 7,214	$ -	$ -	$ 7,214

The Company measures the fair value of the Simple Agreements for Future Equity ("SAFE") at their fair value on a recurring basis (see Note 7). The fair value of the SAFEs was determined based on Level 3 inputs as there are no observable direct or indirect inputs. The Company estimated the fair value of the SAFE liability based on the weighted probability of settling the SAFEs under the different settlement scenarios. The valuation employed the estimated fair value of the Company's Common Stock, then applied a backsolve method, which utilizes the option pricing method (the Black-Sholes option pricing model), to calculate the implied enterprise value of the Company. The option pricing method treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities, as call options on the value of the Company's equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. Significant inputs to the valuation of the SAFEs included the value of the Company's common stock, estimated volatility of the Company's common stock, estimated life and management's estimate of the probability of settling the SAFEs under the possible settlement alternatives.

The following is a reconciliation of the opening and closing balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2023, and 2022 (in thousands):

	Level 3 Liabilities
SAFEs, December 31, 2021	$ 81,512
Additions	80
Changes in fair value	20,356
SAFE Conversion	(101,948)
SAFEs, December 31, 2022	$ -

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2023 and 2022, cash and cash equivalents contained $3.9 million and $3.3 million, respectively, of unearned refundable customer reservation fees.

Restricted Cash

As of December 31, 2022, restricted cash consisted of an unconditional and irrevocable letter of credit for a security deposit on a leased facility.

Merchant Receivable

Merchant receivables are amounts receivable from our merchant processor, which processes and collects funds for vehicle reservation transactions before remitting them to us. Merchant receivable is shown net of fees charged by our merchant processor.

Trade Accounts Receivable

We record trade accounts receivable at invoiced amounts, which do not bear interest. We review outstanding accounts receivable on a periodic basis for collectability and did not maintain an allowance for doubtful accounts as of December 31, 2023 and 2022. The entirety of the trade accounts receivable as of December 31, 2022 is aggregated in current assets - discontinued operations (Note 3).

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life of research and development equipment, other equipment, and construction in progress is five years, see Note 5.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

For the year ended December 31, 2023 we recorded impairment charges totaling $1.7 million related to construction in progress assets as discussed further in Note 5 to our consolidated financial statements. For the year ended December 31, 2022 we recorded impairment charges totaling $1.3 million related to operating lease assets as discussed further in Note 6.

Capitalization of Software Costs

We capitalize costs incurred in the development of internal use software, during the application development stage to Property, plant and equipment, net on the consolidated balance sheets. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Such costs are amortized on a straight-line basis over its estimated useful life of three years.

Software development costs incurred in development of software to be sold, leased, or otherwise marketed, incurred subsequent to the establishment of technological feasibility and prior to the general availability of the software are capitalized when they are expected to become significant. Such costs are amortized over the estimated useful life of the applicable software once it is made generally available to our customers.

We evaluate the useful lives of these assets on an annual basis, and we test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. No impairment of capitalized software costs were recorded for the year ended December 31, 2023 and 2022.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect on each transaction, including merchant processor fees charged. We maintain a separate money market account for all customer reservation fees collected.

Leases

The Company recognizes all operating leases on the balance sheet at the commencement date. This includes:

- A right-of-use (ROU) asset representing the right to use the leased asset.
- A lease liability representing the future lease payments discounted to present value.

Lease expense is recognized on a straight-line basis over the lease term, reflecting the benefit of using the leased asset.

We recognize a ROU asset at the commencement of an operating lease, representing the right to use the leased asset. The ROU asset is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The ROU asset is depreciated over the lease term, using the same depreciation method and useful life as the underlying leased asset, or if not readily determinable, using a straight-line method over the lease term.

We recognize a lease liability at the commencement of an operating lease, representing the obligation to make lease payments. The lease liability is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The lease liability is subsequently remeasured to reflect the present value of the remaining lease payments using the lessee's incremental borrowing rate at the initial recognition date or the subsequent remeasurement date, if applicable. Interest expense is recognized on the lease liability using the effective interest method.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of December 31, 2023 and 2022, we had approximately $12.0 million and $10.0 million in open purchase orders, respectively.

Goodwill

Goodwill and other identifiable intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually, and more frequently if events and circumstances indicate that the asset might be impaired. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

Impairment of Goodwill and Long-lived Assets

Long-lived assets such as property and equipment and intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying values of these assets are adjusted to their estimated fair value and assets held for sale are adjusted to their estimated fair value less estimated selling expenses.

Goodwill is tested for impairment when a triggering event occurs that indicates that the fair value of an entity or a reporting unit may be below its carrying amount. This determination consists of an optional qualitative assessment to determine whether the quantitative impairment test is necessary. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, further testing is unnecessary. If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the entity must perform the following quantitative test. First, the entity determines the fair value of a reporting unit and compares it with its carrying amount. Second, if the carrying amount of reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit by applying a purchase price allocation method. The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill.

In accordance with U.S. GAAP, we have elected to simplify goodwill impairment testing by eliminating step two of the current impairment test, which requires the hypothetical application of the acquisition method to calculate the goodwill impairment amount.

No impairment goodwill impairment charges were recorded for the year ended December 31, 2023 and 2022, respectively. The entirety of the goodwill balance as of December 31, 2022 is aggregated in Long-term assets - discontinued operations (Note 3).

Debt – Economic Injury Disaster Loan Program (EIDL)

In the acquisition of Andromeda Interfaces, Inc., "AI", the Company assumed an unsecured loan in the amount of $100,500 through its new wholly owned subsidiary under the Economic Injury Disaster Loan program or the "EIDL". EIDL loans provide the necessary working capital to help small businesses survive until normal operations resume after a disaster. The entirety of the Debt balance as of December 31, 2022 is aggregated in Current liabilities - discontinued operations (Note 3).

Simple Agreements for Future Equity (SAFE)

We have issued SAFE instruments in exchange for cash financing with outside investors and in exchange for work performed by independent contractors. In August 2022, we converted all SAFEs into shares of preferred stock.

We measured the fair value of the SAFE at their fair value on a recurring basis. The fair value of the SAFEs was determined based on Level 3 inputs as there are no observable direct or indirect inputs. We estimated the fair value of the SAFE liability based on the weighted probability of settling the SAFEs under the different settlement scenarios. The valuation method employed the estimated fair value of our Common Stock, then applied a backsolve method, which utilizes the option pricing method (the Black-Sholes option pricing model), to calculate an implied enterprise value. The option pricing method treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities, as call options on the value of our equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. Significant inputs to the valuation of the SAFEs included the value of our common stock, estimated volatility of our common stock, estimated life and management's estimate of the probability of settling the SAFEs under the possible settlement alternatives.

Revenue Recognition

We recognize revenue when control of promised goods or services are transferred to a customer, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We apply the following five steps in order to determine the appropriate amount of revenue to recognize as we fulfill our contractual obligations: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. We generally invoice at the time delivery with payment due upon receipt of invoice.

As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

100% of revenue came from three customers during the year ended December 31, 2023 and 2022, respectively. All revenue recorded for the year ended December 31, 2023 and 2022 were for sales through the subsidiary and are included in Loss from discontinued operations, net of tax (Note 3). The loss of these customers did not have a significant impact on the Company's financial statements.

California Energy Commission Grant

On February 15, 2023, we were awarded a $21.9 million grant from the California Energy Commission ("CEC"), to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds and is subject to compliance requirements. The CEC grant is part of the state's ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC's Clean Transportation Program, which aims to accelerate the development and deployment of advanced vehicle technologies. The grant provides for the reimbursement of certain capital investments and operating costs primarily related to battery and solar applications, subject to milestone achievements. Reimbursement requests made by us are recorded as grant funds receivable and other income, net of a 10% retention amount, which CEC holds until there is evidence of project completion. We are required to complete the CEC project and use all funding by March 31, 2026. Completion of the project requires us to meet significant milestones in the future, the probability of which is uncertain. Therefore, we will record the retention amount only when it is determined to be reasonably collectible. Through December 31, 2023, the Company submitted reimbursement requests totaling $1.2 million under this grant, of which $86 thousand is retained by CEC. None of the retention amount has been recognized as other income.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain positions are recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States ("U.S.") and internationally and we file tax returns in the U.S. Federal jurisdiction, California state jurisdiction and Italy. We are subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

Stock-Based Compensation

We account for stock-based compensation at the grant date, based on the calculated fair value of the award using the Black-Scholes Option Pricing Model. For time-based awards, stock-based compensation expense is recorded using the straight-line method over the employee's requisite service period (generally the vesting period of the equity grant).

Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

Research and development costs are expensed as incurred and represent costs incurred to further new technologies, product design and technical capabilities.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are cash, cash equivalents, and restricted cash. We hold cash in domestic financial institutions that are federally insured within statutory limits. At times, deposits exceed federally insured limits.

Concentration of Supply Risk

The Company is dependent on a few suppliers for capital equipment, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary equipment and components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company's results of operations and financial condition.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company's 2021 Stock Option and Incentive Plan.

As of December 31, 2023 and 2022, potentially dilutive securities outstanding were as follows:

	December 31, 2023	**December 31, 2022**
Preferred stock	11,164,183	11,164,183
Stock options	11,805,655	10,997,794
Potentially dilutive securities	22,969,838	22,161,977

For the years ended December 31, 2023 and 2022, we incurred a net loss for which the effects of our dilutive securities would be antidilutive and are therefore excluded from diluted net loss per share calculations.

Recent Accounting Pronouncements

The Company evaluates all Accounting Standard Updates ("ASUs") issued but not yet effective by FASB for consideration of their applicability. ASU's not included in the Company's disclosures were assessed and determined to be not applicable and material to the Company's consolidated financial statements or disclosures.

NOTE 3 – DISCONTINUED OPERATIONS

Acquisition of Andromeda Interfaces, Inc.

On April 1, 2022, we entered into a Plan of Merger (the "AI Merger") with AI.

We completed the AI Merger on April 1, 2022 and acquired all issued and outstanding shares of AI. In accordance with the agreement all outstanding AI common stock was converted into rights to receive 251,087 of our Class A Common Stock for a total fair value of $2.2 million. In addition, former AI stockholders were awarded stock options under our 2021 Stock Option and Incentive Plan.

The AI Merger was completed as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Plan of Merger is a "plan of reorganization" within the meaning of the regulations under Section 368(a) of the Code and for the purpose of qualifying as a tax-free transaction for federal income tax purposes.

The AI Merger was accounted for as a business combination. As of December 31, 2022, goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired. We allocated the purchase price to the assets acquired and liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

		Purchase Price Allocation
Cash and cash equivalents	$	28
Trade accounts receivable		23
Other assets		2
Goodwill		2,362
Accounts payable		(1)
Debt		(104)
Purchase price consideration	$	2,310

During the first quarter of 2023, we determined that the infotainment display subsidiary AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, we reported the held-for-sale assets and liabilities and the operating results of AI in discontinued operations as of December 31, 2022.

Due to amounts being immaterial in nature, certain discontinued operations disclosures have been omitted.

In April of 2023, we signed a settlement agreement where we agreed to assign all of our rights, title and interest in and to the capital stock of AI to each of the Andromeda Interfaces Founders ("AI Founders") and the AI Founders, in return, agreed to assign all of their rights, title and interest in their shares of our common stock to us. The entirety of the share consideration that AI received in connection with the AI Merger, 251,087 shares of our Class A common stock was returned to us in connection with the settlement agreement. Net loss from discontinued operations was $53 thousand and the loss on disposal was $182 thousand, the total loss is recorded in loss from discontinued operations for the year ended December 31, 2023.

We own all of the rights, title, and interest in intellectual property established by the AI Founders from the inception of the AI Merger in April 2022 through the date of the settlement agreement in April 2023.

NOTE 4 – MERCHANT RECEIVABLE AND UNEARNED RESERVATION FEES

In December 2020, we launched our vehicle pre-order program using a third-party merchant processor. We record unearned reservation fees for vehicle pre-orders at the amount refundable to the customer. When vehicle pre-orders are processed through a merchant processor, the processing fees charged by the merchant processor are recorded as general and administrative expenses and the amount attributed to the vehicle pre-order is recorded as a merchant receivable. When the transaction clears and the merchant processor remits the funds to us, we record unearned reservation fees, gross of any fees to cover potential customer refunds.

The fees charged by the merchant processor of $23 thousand and $96 thousand for the years ended December 31, 2023 and 2022, respectively were recorded to general and administrative expenses. As of December 31, 2023 and 2022, the Company has a net amount receivable of $18 thousand and $86 thousand, respectively, from the merchant processor which is recorded as a merchant receivable.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2023 and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Leasehold improvements	$ 694	$ 686
Computers, hardware and software	95	95
Research and development equipment	788	787
Other equipment	824	544
Construction in progress	12,986	9,568
	15,387	11,680
Less accumulated depreciation and amortization	(717)	(269)
Total property and equipment, net	$ 14,670	$ 11,411

Depreciation of property and equipment held for use amounted to $0.4 million and $0.3 million for the years ended December 31, 2023 and 2022, respectively.

Impairment of Construction in Progress

In December of 2023, we recorded charges for non-cash impairments related to construction in progress assets for $1.7 million related to changes in the battery manufacturing line. The asset impairment charge is included in research and development expenses as of December 31, 2023.

NOTE 6 – LEASES

We lease approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. We record leases at lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

Our lease agreements do not provide an implicit borrowing rate and we have, therefore, used a benchmark approach to derive an appropriate incremental borrowing rate. We used companies of similar credit ratings and comparable credit quality to derive a benchmark incremental borrowing rate to discount lease liabilities through the remaining lease term.

Operating lease obligations are presented as follows on the consolidated balance sheets (in thousands):

	As of December 31, 2023	As of December 31, 2022
Operating lease assets, net	$ 2,901	$ 11,765
Current portion of lease liabilities and other current liabilities	915	1,640
Long-term lease liabilities	2,498	12,708
	$ 3,413	$ 14,348

The following table summarizes the contractual maturities of operating lease liabilities (in thousands):

	As of December 31, 2023
2024	$ 1,156
2025	1,191
2026	1,227
2027	314
Total minimum lease payments	3,888
Imputed interest	(475)
Total minimum lease payments	$ 3,413

We recorded $2.0 million and $2.3 million as operating lease expense for the year ended December 31, 2023 and 2022, respectively. This expense is allocated to "General, selling, and administrative" and "Research and development" expenses in the Consolidated Statements of Operations.

Other information related to our lease obligations is as follows:

	As of December 31, 2023	As of December 31, 2022
Supplemental lease information		
Weighted average remaining lease term (in years)	3.25	5.89
Weighted average discount rate	8.30%	8.30%

Supplemental cash flow information related to our lease obligations is as follows (in thousands):

	As of December 31, 2023	As of December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 3,766	$ 1,065
Leased assets obtained in exchange for new operating lease liabilities	$ -	$ 15,144

Vista Building Lease Surrender Agreement

In December of 2022, we reassessed our production facility needs and began looking for sublease tenants for our Vista building lease. In determining whether our operating lease assets were impaired, we considered the intended future use of the assets, and our ability to sublease the facilities. Our projected future cash inflows from potential sublease income reflected this expectation. In order to determine whether an impairment existed, we compared all future cash outflows related to the lease for the underlying operating lease asset and compared this with our projected future cash inflows from sublease income. Our projections indicated that the future cash outflows exceeded the expected future cash inflows, resulting in the conclusion that the operating lease assets were impaired. We then discounted the projected deficit in each scenario using our estimated cost of capital to determine the amount of the impairment charge to record. We recorded charges for non-cash impairments related to certain of our operating lease assets for $1.3 million. The operating lease asset impairment charge is included in general, selling, and administrative expenses as of December 31, 2022.

In September 2023, we signed an early surrender agreement with the landlord, releasing us from our lease obligations. In exchange for the early surrender, we paid a cash settlement of $1.8 million and recorded a non-cash gain of $0.4 million in our consolidated statements of operations.

NOTE 7 – SIMPLE AGREEMENT FOR FUTURE EQUITY ("SAFE")

During the year ended December 31, 2022, the Company entered into SAFE agreements with various investors in exchange for cash proceeds totaling $52.5 thousand, no SAFE agreements we entered into during the year ended December 31, 2023. Also, during the year ended December 31, 2022, the Company entered into a SAFE agreement with certain independent contractor as compensation for the services performed by them, in the amount of $80 thousand. The agreements provide the investors (and independent contractors) certain rights to future equity in the Company under the terms of the SAFE agreements. The SAFE agreements have no maturity date and bear no interest. The terms of the SAFE agreements have materially consistent terms, except for differences in the "Valuation Cap" (as defined in the SAFE agreement) and discount rate.

The SAFE Agreements must be settled primarily upon the following events: (a) a qualified equity financing, as defined in the SAFE agreements (a "QEF"), (b) a change of control or initial public offering (a "Liquidity Event"), or (c) any other liquidation, dissolution or winding up of the Company (a "Dissolution Event").

Upon a QEF, these SAFE agreements become convertible into shares of a special class of the Company's preferred stock. The number of shares the SAFE agreements are convertible into is determined by the amount received from investors (or the value of services rendered by independent contractors) in the SAFE (the "SAFE Amount"), divided by the lower of (1) QEF, and (2) the price at which the Company issues shares in the QEF, multiplied by a discount rate (as stated in the SAFE agreement), which varies per agreement from 90% to 100%.

In the case of a Liquidity Event, SAFE holders are repaid, at their option, either (a) cash equal to their SAFE Amount, or (b) the number of common shares equal to the SAFE Amount divided by the price per share equal to the Valuation Cap divided by the number of shares of capital stock outstanding immediately prior to the Liquidity Event.

In the case of a Dissolution Event, the Company will first pay senior preferred stockholders any amounts due and payable to them in accordance with the Company's certificate of incorporation, and then pay SAFE holders an amount to the SAFE Amount.

In addition, under certain SAFE agreements, the Company has the option to repurchase the SAFEs if it determines that it is likely that within six months from the date of determination that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, at the greater of: a) SAFE Amount or b) the fair market value of the SAFE instrument as determined by a third-party valuation.

The SAFE agreements issued to investors and independent contractors are recorded as "SAFE liability" on the balance sheet, measured at fair value on a recurring basis. The change in the fair value of the SAFEs during the period is recorded as "change in fair value of SAFE liability" in the statement of operations.

The valuation of the SAFE liability as of December 31, 2022, which was performed by a third-party with the assistance of management, relied upon the fair market value of common stock as of December 31st, 2021 of $8.80 based on the Regulation A offering price on that date. The fair market value of common stock serves as an input for the Black-Scholes method, which utilizes the Option Pricing Method (OPM) to calculate the implied value of each security based on the recent transaction price.

This valuation method estimated the fair value of the SAFEs within the OPM, which treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities as call options on the value of the company equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. The OPM considers the various terms of the stockholder and SAFE holders upon liquidation of the enterprise, including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations. In addition, the method implicitly considers the effect of liquidation preferences as of the future liquidation date, not as of the valuation date.

An input to the OPM is volatility. To estimate volatility for the Company's valuation specialist used the historical volatility of guideline public companies. A median volatility from the peer group was selected. Another input to the OPM is the Company's expected time to exit. Lastly, each of the conversion events was probability-weighted based on management's expectation for the probability of each outcome occurring as of the valuation date.

On August 18th, 2022, the Company filed a Restated Certificate of Incorporation and completed the Sale and Issuance of Series B-1 Preferred Stock (the “Series B-1 Preferred Stock Sale”). This was a qualified equity financing event as defined in the SAFE agreements in NOTE 5 and all SAFE agreements were converted into shares of Series B-1 Preferred Stock. The number of shares the SAFE agreements converted into was determined by the “SAFE Amount”, divided by the “Original Issue Price” as described below in the Liquidation Preference section.

Prior to the closing of the “Series B-1 Preferred Stock Sale”, the Company authorized the sale and issuance to the Investors of shares of its Series B-1-A Preferred Stock (the “Series B-1-A Preferred Stock”), Series B-1-B Preferred Stock (the “Series B-1-B Preferred Stock”), Series B-1-C Preferred Stock (the “Series B-1-C Preferred Stock”), Series B-1-D Preferred Stock (the “Series B-1-D Preferred Stock”), Series B-1-E Preferred Stock (the “Series B-1- E Preferred Stock”), Series B-1-F Preferred Stock (the “Series B-1-F Preferred Stock”), and Series B-1-G Preferred Stock (the “Series B-1-G Preferred Stock”, and together with the Series B-1-A Preferred Stock, the Series B-1-B Preferred Stock, the Series B-1-C Preferred Stock, the Series B-1-D Preferred Stock, the Series B-1-E Preferred Stock, and the Series B-1-F Preferred Stock, the “Shares”) and (ii) the issuance of the shares of Common Stock to be issued upon conversion of the Shares (the “Conversion Shares”). The Shares and the Conversion Shares shall have the rights, preferences, privileges, and restrictions set forth in the Restated Certificate.

The aggregate amount of the SAFE liability was $0 as of December 31, 2023, and 2022. During the years ended December 31, 2023, and 2022, the change in the fair value of the SAFE liability was $0 and $20.4 million, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

We are subject to legal proceedings which arise in the ordinary course of business.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. (“Chery”). The TLA enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

Through December 31, 2023, we paid $1.0M of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to transfer them to another shareholder.

NOTE 9 – INCOME TAXES

We have capitalized start-up, research and development, and other costs for tax purposes that resulted in timing differences and deferred tax assets. A reconciliation of the U.S. federal statutory income tax rate of 21% to our effective income tax rate from continuing operations is as follows:

	December 31, 2023	December 31, 2022
Expected federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	8.5%	5.2%
SAFE liability change in FMV	0.0%	(5.2%)
Tax credits	2.8%	0.0%
Deferred tax adjustments	4.7%	1.2%
Change in valuation allowance	(37.0%)	(22.2%)
Income tax expense	0.0%	0.0%

Approximate deferred tax assets resulting from timing differences between financial and tax bases were associated with the following items (in thousands):

	December 31, 2023	December 31, 2022
Deferred tax assets		
Capitalized start-up costs	$ 9,586	$ 4,538
Capitalized research and development costs	12,614	14,435
Stock compensation	13,201	4,741
Net operating loss carryforward	6,554	0
Intangible assets	158	0
Fixed assets	97	0
Other	198	0
Tax credit carryforward	2,467	939
Total deferred tax assets	44,875	24,653
Valuation allowance	$ (44,875)	$ (24,653)
Net deferred tax assets	-	-

The Company is subject to tax in U.S. federal and state jurisdictions. As of December 31, 2023, the Company has unused U.S. federal and state net operating loss (NOL) carryforwards of approximately $23.4 million that may be applied against future taxable income. The state NOL carryforwards begin to expire in 2044. The U.S. federal NOL carryforward may be carried forward indefinitely, however are limited to 80 percent of taxable income. The Company has unused U.S. federal and California research and experimentation ("R&E") tax credit carryforwards of approximately $1.5 million and $0.4 million, respectively. The U.S. R&E tax credit carryforward begins to expire in 2042. The California R&E tax credit carryforward does not expire.

The use of the Company's NOL and R&E credit carryforwards may, however, be subject to limitations as a result of an ownership change. A corporation undergoes an "ownership change," in general, if a greater than 50% change (by value) in its equity ownership by one or more five percent stockholders (or certain groups of non five percent stockholders) over a three year period occurs. After such an ownership change, the corporation's use of its pre change NOL carryforwards and other pre change tax attributes to offset its post change income is subject to an annual limitation determined by the equity value of the corporation on the date the ownership change occurs multiplied by a rate determined monthly by the Internal Revenue Service.

If an ownership change occurs and if the Company earns net taxable income, the Company's ability to use its pre change NOLs to offset U.S. federal and taxable income would be subject to these limitations, which could potentially result in increased future tax liability compared to the tax liability the Company would incur if its use of NOL carryforwards were not so limited. In addition, for state income, franchise and similar tax purposes, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase the Company's state income, franchise, or similar taxes.

In accordance with ASC 740, "Income Taxes," the Company recorded a valuation allowance to fully offset its deferred tax assets, because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets at December 31, 2023 and 2022. The valuation allowance increased by approximately $20.2 million and $18.1 million during the years ended December 31, 2023 and 2022, respectively, mainly due to increases in the NOL carryforward and other deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets at each interim and annual balance sheet date based upon actual and forecasted operating results.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense. The Company did not have any significant unrecognized tax benefits during the years ended December 31, 2023 and 2022. The Company files income tax returns in the U.S. federal jurisdiction and several U.S. States. The Company's U.S. federal and state tax returns since 2020 and 2019, respectively, remain open to examination by the taxing authorities.

NOTE 10 – STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

We have issued two classes of common stock, Class A Common Stock and Class B Common Stock. Shareholders of Class A common stock receive one vote per share owned and fractional shares may not be voted. Class B common stock is non-voting.

Preferred Stock

As of December 31, the number of shares of preferred stock authorized for issuance was 31,304,495. Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a "Liquidation Event"). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a pro rata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the "Conversion Rate") in certain limited circumstances.

Series B-1 Preferred Stock will automatically be converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) the closing of a sale of the Company's Common Stock in a firm commitment underwritten public offering that results in at least $75,000,000 of gross proceeds to this corporation, following which, its shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, holders of Class B Common have not been granted voting rights through the date of this filing.

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of December 31, 2023 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$ 9.2000	217,391	77,079	$ 709
Series B-1-B Preferred Stock	0.2185	379,774	379,774	83
Series B-1-C Preferred Stock	0.2427	4,234,991	4,234,991	1,028
Series B-1-D Preferred Stock	0.3851	772,597	772,597	298
Series B-1-E Preferred Stock	0.4279	4,618,667	4,618,667	1,976
Series B-1-F Preferred Stock	0.4855	1,071,984	1,071,984	520
Series B-1-G Preferred Stock	8.8000	9,091	9,091	80
Series B-1 Preferred Stock	10.5000	20,000,000	-	-
Total Series B Preferred Stock as of December 31, 2023		31,304,495	11,164,183	$ 4,694

In August 2022, we converted all SAFE investments to Series B-1 Preferred stock.

Class A Common Stock

We have authorized the issuance of 190,000,000 shares of our Class A common stock with $0.0001 par value. During the year ended December 31, 2023, the Company repurchased 251,087 shares of our Class A common stock at a weighted average price of approximately $10.50 per share in connection with the sale of AI (See Note 3). During the year ended December 31, 2022, the Company issued 1,159,092 shares of our Class A common stock at price of approximately $8.80 per share for gross proceeds of $10.2 million.

Class B Common Stock

We have authorized the issuance of 115,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights. During the year ended December 31, 2023, the Company issued 3,230,147 shares of our Class B common stock at a weighted average price of $10.50 per share for gross proceeds of $33.9 million. During the year ended December 31, 2022, the Company issued 3,116,400 shares of our Class B common stock at a weighted average price of $9.21 per share for gross proceeds of $28.7 million.

During the year ended December 31, 2023, the Company issued 208,028 shares in exchange for services totaling $2.9 million at a weighted average price of $10.50 per share. During the year ended December 31, 2022, the Company issued 448,315 shares in exchange for services totaling $4.1 million at a weighted average price of $9.20 per share.

We have engaged Dalmore Group, LLC, member FINRA/SIPC ("Dalmore"), to perform administrative and technology related functions in connection with our 1-A Class B Common Stock offering, but not for underwriting or placement agent services. This agreement provides for a 1% commission on all sales of Class B Common Stock. As of December 31, 2023, we were also engaged with Issuance, Inc. to perform marketing services for our 1-A Class B Common Stock offering. For sales on the Issuance Platform, in addition to the fee paid to Dalmore, we paid Issuance a monthly platform and service fee and payment processing fees ranging from 0.5%-4.0% of the value of the Class B Common Stock sold on the Issuance Platform. Fees paid to and accrued as of December 31, 2023, for Issuance, Inc. have been offset against additional paid-in capital as of December 31, 2023 and 2022.

In addition, we list our securities on the "Republic Platform," a platform operated for the benefit of OpenDeal Broker LLC ("OpenDeal"). For sales on the Republic Platform, in addition to the fee paid to Dalmore, we paid OpenDeal a cash commission equal to 4.75% of the value of the Class B Common Stock sold on the Republic Platform and a non-cash commission in Class B Common Stock equal to 2% of the total number of Class B Common Stock sold in the Offering. The fee amounts are based on the maximum fees that broker-dealers could receive in the Offering. Fees paid to and accrued as of December 31, 2023, for Republic have been offset against additional paid-in capital as of December 31, 2023.

Offering costs for issuance of common stock amounted to $1.8 million and $2.0 million for the years ended December 31, 2023 and 2022, respectively.

NOTE 11 – STOCK-BASED COMPENSATION

Stock Option and Incentive Plan

In June 2021, our Board approved and we adopted the 2021 Stock Option and Incentive Plan (the "Plan"). The Plan allows us and any future subsidiaries to grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants.

The Plan is administered by a Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Committee has full discretion to set the vesting criteria. The exercise price of stock options granted may not be less than 100% of the fair market value of our common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan, was 7,194,345 and 8,002,206 as of December 31, 2023 and 2022, respectively.

Outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2021	10,062,944	$ 3.87	$ 49,586,265	$ 3.21	9.5
Granted	2,928,643	9.11		7.04	9.3
Exercised	—	—			
Cancelled	(1,993,793)	4.85		3.75	
Balance at December 31, 2022	10,997,794	$ 5.15	$ 58,696,528	$ 4.28	8.8
Granted	1,791,441	10.13		8.29	9.4
Exercised	—	—		—	—
Cancelled	(983,580)	6.28		5.31	
Outstanding and expected to vest at December 31, 2023	11,805,655	$ 5.81	$ 55,343,713	$ 4.81	8.0
Vested and exercisable at December 21, 2023	9,748,274	$ 5.60	$ 47,754,103	$ 4.65	7.9

During 2023, the Company accelerated the vesting of 4,650,063 stock options for employees, directors and consultants for a total stock based compensation expense of $22.8 million.

The total fair value of stock options granted during the years ended December 31, 2023 and 2022, respectively was approximately $14.9 million and $20.5 million, respectively, which is recognized over the respective vesting periods. The total fair value of stock options vested during the years ended December 31, 2023 and 2022 was approximately $35.2 million and $9.2 million, respectively.

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Weighted average risk-free interest rate	3.92%	2.61%
Weighted average expected volatility	103.3%	95.6%
Weighted average expected term (in years)	5.18	6.19
Expected dividend yield	0.0%	0.0%
Exercise price	$ 5.81	$ 5.15

The allocation of stock-based compensation expense for the years ended December 31, 2022 and 2021, was as follows (in thousands):

	Year Ended December 31, 2023	Year Ended December 31, 2022
General, selling, and administrative	$ 22,118	$ 7,910
Research and development	8,320	3,933
Total stock-based compensation	$ 30,438	$ 11,843

As of December 31, 2023 and 2022, the total unrecognized compensation cost related to outstanding time-based options was $7.6 million and $27.4 million, respectively, which is expected to be recognized over a weighted-average period of 2.49 and 2.78 years, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2023, we paid $89 thousand for investment advisory services provided by an ex-director of the Company.

NOTE 13 – SUBSEQUENT EVENTS Regulation A Investment

Subsequent to December 31, 2023, the Company has sold 711,001 shares of Class B common stock for gross proceeds of $7.5 million through its Regulation A offering.

The Company has evaluated subsequent events that have occurred through April 1st, 2024, which is the date that the financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.